# SEC Schedule 13D/A (Amendment No. 001) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DAILY JOURNAL CORP, CIK 0000783412
CUSIP: 233912104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 915 EAST FIRST STREET, LOS ANGELES, California (CA), 90012
Date of event which requires filing of this statement: 01/16/2026
Amends the filing with accession number 0001193125-20-321447
Filed by CIK 0001227243
Persons authorized to receive notices and communications: Stephen Bruce, 1211 Air Way, Glendale, California (CA), 91201, 818.247.6000

## Reporting persons
- Peter D. Kaufman (CIK 0001227243): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 119,175; shared voting power 0; sole dispositive power 119,175; shared dispositive power 0; aggregate amount beneficially owned 119,175 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: DAILY JOURNAL CORP
Address of issuer's principal executive offices: 915 EAST FIRST STREET, LOS ANGELES, California (CA), 90012

## Item 2. Identity and Background
Name of person filing: Peter D. Kaufman (Trustee)
Residence or business address: 1211 Air Way, Glendale, CA 91201
Present principal occupation or employment: Corporate Officer, Glenair, Inc., 1211 Air Way, Glendale, CA 91201
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Mr. Kaufman is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Kaufman acts as trustee of certain trusts (the "Trusts") which hold in the aggregate 119,176 shares of Common Stock (the "Shares").

## Item 4. Purpose of Transaction
Purpose of transaction: As of the date of this filing, Mr. Kaufman plans to terminate these Trusts during the first quarter of 2026. Prior to these terminations, the Shares will be distributed to the Trusts' beneficiaries and, upon these distributions, Mr. Kaufman will no longer beneficially own any of the Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by Mr. Kaufman.

The aggregate percentage of Shares reported beneficially owned by Mr. Kaufman is based upon 1,377,722 Shares outstanding as of December 16, 2025, as disclosed in the Annual Report on Form 10-K for the fiscal year ended September 30, 2025, filed by the Issuer with the Securities and Exchange Commission on December 29, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Shares as to which Mr. Kaufman has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
On December 9, 2025, the Trusts sold 1,429 Shares for an average price per share of $464.75.

On December 10, 2025, the Trusts sold 4,691 Shares for an average price per share of $472.17.

On December 11, 2025, the Trusts sold 6,001 Shares for an average price per share of $480.35.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Peter D. Kaufman: /s/ Peter D. Kaufman, Peter D. Kaufman (01/16/2026)